150 Third Avenue South, Suite 2800
Nashville, TN 37201
(615) 742-6200
June 29, 2011
Via Edgar And FedEx
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 03-09
Re:	AmSurg Corp. Form 10-K for the fiscal year ended December 31, 2010 Filed February 25, 2011 File No. 000-22217
Dear Mr. Rosenberg:
          On behalf of AmSurg Corp. (the “Company”), and in response to the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 in the Staff’s letter, dated June 15, 2011 (the “Comment Letter”). I submit this letter containing the Company’s responses to the Comment Letter. In accordance with the Comment Letter, the Company acknowledges that the adequacy and accuracy of the disclosure in any Company filing is the responsibility of the Company and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter in italics.
Notes to the Consolidated Financial Statements
1. Summary of Significant Accounting Policies
a. Principles of Consolidation
1. Please tell us your accounting policy for surgery centers and centers under development where you have a 50% or less interest. Also tell us your accounting policy where you have more than a 50% financial interest but do not consolidate because you do not meet the following: “the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnerships and LLCs and have control of the entities.”
Response: The Company currently does not have any surgery center or center under development in which it owns a 50% or less interest. In addition, the Company does not have a greater than 50% interest in any surgery center that the Company does not consolidate. In light of that fact, the Company does not currently disclose its accounting policy regarding such circumstances in its Summary of Significant Accounting Policies note in its consolidated financial statements. However, the Company’s policy in regard to such circumstances, should they arise, would be consistent with the standards of the Financial Accounting
bassberry.com

June 29, 2011

Standards Board and would be disclosed in its Summary of Significant Accounting Policies note in its consolidated financial statements under the caption “Principles of Consolidation.” In future filings, the Company will revise its consolidation policy disclosures to clarify that the Company owns a greater than 50% interest in each of its surgery centers and that the Company does not have a greater than 50% interest in any surgery center that the Company does not consolidate.
2. You appear to own at least a 51% interest in the majority of your surgery centers based on your disclosure that you own 204 surgery centers and the list of subsidiaries in Exhibit 21.1. However, you attributed $130.7 million or 72% of net earnings to noncontrolling interest in 2010, $129.2 million or 72% of net earnings to noncontrolling interest in 2009 and $118.9 or 72% of net earnings to noncontrolling interest in 2008. Please tell us why you attribute 72% of your net earnings to your noncontrolling interest and 28% of your net earnings to your shareholders given that you appear to own majority interests in most of your surgery centers. Please also tell us why you appear to have allocated disproportionate earnings and losses from discontinued operations to your noncontrolling interest and your shareholders.
Response: The Company’s surgery centers are owned by limited partnerships or limited liability companies in which a wholly-owned subsidiary of the Company is a 51% or greater general partner or member and one or more physicians or physician-owned entities have an aggregate 49% or less ownership interest. Each of these entities is a pass-through entity for federal income tax purposes and is not subject to federal income tax.
Many of the minority partners or minority members (referred to hereinafter as a minority partner) of the Company’s surgery center limited partnerships and limited liability companies typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each minority partner shares in the pre-tax earnings of the surgery center of which it is a minority partner. Accordingly, the earnings attributable to the noncontrolling interest in each of the Company’s surgery center limited partnerships and limited liability companies is determined on a pre-tax basis, and the Company does not have any obligation to pay the minority partners’ taxes attributable to their earnings from the centers.
In addition, the minority partners do not share in the Company’s corporate overhead expense and interest expense, which reduces the Company’s net earnings but not earnings attributable to noncontrolling interests.
Therefore, because net earnings attributable to noncontrolling interests is presented after net earnings, which includes expenses incurred by the Company and not its minority partners (corporate overhead, interest expense and federal income taxes), the percentage of net earnings attributed to noncontrolling interest is larger than the average ownership percentage of the minority partners.
The Company discloses the basis for the determination of income taxes and its correlating impact on net earnings attributable to noncontrolling interests in paragraph four of Note 1.a. in the Notes to the Company’s Consolidated Financial Statements. In Note 10 Income Taxes, the Company reconciles for the reader of the financial statements the difference in income tax expense from the federal statutory rate, and presents the amount of federal income tax assumed directly by the noncontrolling interest.
The Company also appears to have a disproportionate share of earnings and losses from discontinued operations attributed to noncontrolling interest and the Company’s shareholders due to the tax impact discussed above as well as the write-off of goodwill, which is not shared by the minority partners, except in those instances in which the goodwill subject to disposal was recorded after the adoption of ASC 805.

June 29, 2011

          If you have any questions concerning the responses to your questions and comments, please do not hesitate to contact the undersigned, at (615) 742-6236 or by facsimile at (615) 742-2736.
* * * *

Respectfully submitted, J. James Jenkins, Jr.
cc:	Ms. Ibolya Ignat (SEC, Division of Corporation Finance) Mr. Gus Rodriguez (SEC, Division of Corporation Finance)